FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG GROUP PLC
2005 FOURTH QUARTER AND FULL YEAR RESULTS


                                        HIGHLIGHTS

----------------------------------------------------------------------------------
 Fourth Quarter                                               Full Year
 2005      2004          Business Performance(i)          2005       2004
 GBPm      GBPm                                           GBPm       GBPm

                         Revenue and other operating
2 098     1 161    +81%  income                          5 664      4 063    +39%

                         Total operating profit
                         including share of pre-tax
                         operating results from joint
  858       435    +97%  ventures and associates         2 380      1 513    +57%

  504       236   +114%  Earnings                        1 357        829    +64%

14.2p      6.7p   +112%  Earnings per share              38.3p      23.5p    +63%

4.09p     2.08p    +97%  Dividend per share              6.00p      3.81p    +57%

----------------------------------------------------------------------------------
                         Total results for the period
                         (including disposals and
                         re-measurements)

                         Revenue and other operating
1 995     1 161    +72%  income                          5 424      4 063    +33%

                         Operating profit before share
                         of results from joint ventures
  698       388    +80%  and associates                  2 344      1 407    +67%

                         Total operating profit
                         including share of pre-tax
                         operating results from joint
  772       435    +77%  ventures and associates         2 586      1 600    +62%

  463       236    +96%  Earnings                        1 528        886    +72%


13.0p       6.7p   +94%  Earnings per share              43.2p      25.1p    +72%
----------------------------------------------------------------------------------





i) 'Business Performance' excludes disposals and certain re-measurements and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 12 and Results Presentation, page 3.


                               BG Group plc 1




                           PERFORMANCE HIGHLIGHTS


BG Group's Chief Executive, Frank Chapman said:

"BG Group has increased full year earnings by 64%, driven by strong underlying volume growth.

"During the course of 2005 we brought a number of material new projects into operation. These projects add to an already substantial asset base which is distinctive in terms of its production life and provides a firm base for BG well beyond 2010. In addition, we are working on significant expansions and new opportunities, combining to make the outlook for future growth very positive.

"As a result of this step change in our business, the Board is recommending a 57% increase in the full year dividend to 6 pence per share".

   -  Earnings up by 114% for the quarter and 64% for the full year.

   -  Full year dividend increased by 57% to 6.0 pence per share.

   - E&P production increased by 21% for the quarter and 10% for the full year to 184 mmboe.

   - LNG operating profit increased by 276% for the quarter and 87% for the full year.

   - T&D operating profit increased by 45% for the quarter and 43% for the full year.

   -  Atlantic LNG Train 4 in Trinidad, commenced production.

   -  Entry into Nigeria and Libya upstream.

   -  Entered into MoU to purchase 2 mtpa LNG from Brass, Nigeria.

   -  Three year average unit finding and development cost(i) was $7.07/boe.

   - Three year average proved reserve replacement rate was 152%. The one year proved reserve replacement rate was 120% at year end prices and 174% on an underlying basis. (ii)

   - Three exploration discoveries in the fourth quarter and 14 for the full year.

   - New exploration licences in Brazil, Canada, Egypt, India, Libya, Norway and the UK.



i) and ii) See page 34 for an explanation of how these ratios are calculated.


                               BG Group plc 2





                            RESULTS PRESENTATION


The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of certain financial instruments.

   - Profits and losses on the disposal and associated impairment of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 14 and 15). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 4 to 11. The tables below set out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal and impairment of non-current assets and businesses.

--------------------------------------------------------------------------------

    Fourth Quarter                                                Full Year
  2005         2004                                            2005        2004
  GBPm         GBPm                                            GBPm        GBPm
                           Operating profit for the period
                           before share of results from joint
   698          388        ventures and associates            2 344       1 407

                           Share of pre-tax operating results
                           from joint ventures and
    74           47         associates                          242         193
-------     -------                                         -------      -------
                           Operating profit for the period
                           including share of pre-tax results
                           from joint ventures and
   772          435        associates                         2 586       1 600
-------     -------                                         -------      -------
                           Disposals and re-measurements:
   103            -        Re-measurements - IAS 39(i)          240           -
-------     -------                                         -------      -------
                           Profits and losses on disposals
   (17)           -        and impairments                     (446)        (87)
-------     -------                                         -------      -------
                           Business Performance - total
   858          435        operating profit for the period    2 380       1 513
--------------------------------------------------------------------------------



    Fourth Quarter                                                Full Year
  2005         2004                                            2005        2004
  GBPm         GBPm                                            GBPm        GBPm
                           Earnings for the period -
                           including disposals and
   463          236        re-measurements                    1 528         886

                           Disposals and re-measurements -
    86            -        before finance costs and tax        (206)        (87)

                           Disposals and re-measurements -
    (4)           -        finance costs                        (15)          -

                           Tax and minority interest on
                           disposals and re-measurements
   (41)           -        Earnings - excluding disposals        50          30
-------     -------                                         -------      -------
   504          236        and re-measurements                1 357         829

--------------------------------------------------------------------------------

i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and management believes these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 12.


                               BG Group plc 3





                               BUSINESS REVIEW

The results discussed in this Business Review (pages 4 to 11) relate to BG Group's performance excluding disposals and re-measurements. For the impact and a description of these items, see the consolidated income statement (pages 14 and 15) and Note 2 of the accounts (page 22). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 12) for an explanation of these metrics.

                                     GROUP

--------------------------------------------------------------------------------
  Fourth Quarter            Business Performance            Full Year
 2005       2004                                        2005       2004
 GBPm       GBPm                                        GBPm       GBPm

                          Revenue and other operating
2 098      1 161   +81%   income                       5 664      4 063    +39%

                          Total operating profit
                          including share of pre-tax
                          results from joint ventures
                          and associates

-------   ------                                     -------     ------
  729        360   +103%  Exploration and Production   1 942      1 189    +63%

   79         21   +276%  Liquefied Natural Gas          172         92    +87%
   45         31    +45%  Transmission and               211        148    +43%
                          Distribution
   35         34     +3%  Power Generation               113        116     -3%
  (30)       (11)  +173%  Other activities               (58)       (32)   +81%
-------   ------                                     -------     ------
  858        435    +97%                               2 380      1 513    +57%
  (13)       (20)   -35%  Net finance costs(i)           (51)       (67)   -24%
 (347)      (177)   +96%  Taxation(ii)                  (941)      (589)   +60%
  504        236   +114%  Earnings                     1 357        829    +64%
14.2p       6.7p   +112%  Earnings per share           38.3p      23.5p    +63%

  408        509    -20%  Capital investment           1 516      1 894    -20%

--------------------------------------------------------------------------------



                                 Fourth quarter

Total operating profit increased by 97% (GBP423 million) to GBP858 million reflecting E&P volume growth of 21%, higher prices and strong organic growth in the LNG and T&D segments.

Net finance costs were GBP7 million lower due to reduced average net debt levels. The effective tax rate (including BG Group share of tax attributable to joint ventures and associates) was unchanged at 40%. The recent increase in North Sea taxation is expected to add approximately 4% to the Group's effective rate in 2006. The impact of the North Sea tax on the Group's tax rate will vary according to the level of profit in the North Sea but is expected to diminish over time as more of the Group's profits come from outside the UK. In addition there will be a one-off adjustment in 2006 to reflect the increased North Sea tax on opening deferred tax balances, reflecting a credit of GBP61 million to restate the deferred tax asset associated with mark-to-market balances and a charge of GBP38 million for other deferred tax balances. Earnings rose by 114% due to strong operating performances, higher prices and lower finance costs.




i) Includes Group share of net finance costs from joint ventures and associates for the quarter of GBP13 million (2004 GBP8 million) and for the full year of GBP41 million (2004 GBP34 million).
ii) Includes Group share of taxation from joint ventures and associates for the quarter of GBP20 million (2004 GBP6 million) and for the full year of GBP41 million (2004 GBP34 million).


                                  BG Group plc 4




Cash generated by operations increased by GBP268 million to GBP703 million primarily due to the increase in operating profit, partially offset by increased working capital associated with higher volumes and commodity prices.

Capital investment of GBP408 million comprised continuing investment in Europe (GBP120 million), Mediterranean Basin and Africa (GBP95 million), North America and the Caribbean (GBP94 million), South America (GBP57 million) and Asia and Middle East (GBP42 million).


                                   Full year

Total operating profit increased by 57% to GBP2 380 million reflecting higher E&P volumes and margins together with strong growth from the LNG and T&D segments.

Net finance costs were GBP16 million lower primarily due to reduced average net debt levels and higher investment income following the receipt of cash proceeds from the sale of the Group's interest in the North Caspian Sea PSA. The effective tax rate (including BG Group share of tax attributable to joint venture and associates) was 40%.

Earnings for the full year increased by 64% (GBP528 million) to GBP1 357 million.

Capital investment of GBP1 516 million included GBP29 million for the acquisition of the remaining 50% of Brindisi LNG SpA in Italy and continuing investment in Europe (GBP418 million), North America and the Caribbean (GBP403 million), Mediterranean Basin and Africa (GBP312 million), Asia and Middle East (GBP194 million) and South America (GBP160 million).

Cash generated by operations increased by GBP907 million to GBP2 489 million primarily due to higher operating profit. As at 31 December 2005, net funds were GBP253 million and now exclude net debt attributable to MetroGAS which was deconsolidated in December 2005. On 8 November 2005, the Group announced a share buy back of up to GBP1 billion of ordinary shares.

In considering the dividend level, the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The Group's cash flows are becoming more substantial and durable as a number of material, longer life assets come into operation. Given this strong financial position and outlook the Board believes it is now appropriate to rebase the dividend. The Board recommends a final dividend of 4.09 pence per share bringing the full year dividend to 6.00 pence per share, an increase of 57% compared with last year.

Following the rebasing of the dividend, it is the intention of the Board to continue to increase the dividend in line with underlying growth in earnings.


                                  BG Group plc 5





                           EXPLORATION AND PRODUCTION

                           Business Performance
  Fourth Quarter                                           Full Year
  2005     2004                                          2005      2004
  GBPm     GBPm                                          GBPm      GBPm

  54.3     45.0    +21%  Production volumes (mmboe)     183.8     166.8    +10%

                         Revenue and other operating
 1 093      650    +68%  income                         3 074     2 148    +43%

   729      360   +103%  Total operating profit         1 942     1 189    +63%

   290      420    -31%  Capital investment               935     1 380    -32%

Supplementary operating and financial data is given on page 33.


                                 Fourth quarter

E&P total operating profit increased by 103% to GBP729 million due primarily to higher prices and volumes partially offset by the cost of increased exploration activity. At constant US$/UKGBP exchange rates and prices, total E&P operating profit increased by 15%.

Production volumes increased by 21%, primarily driven by West Delta Deep Marine
(WDDM) in Egypt following the early start up of Egyptian LNG Trains 1 and 2. The Group's average realised UK gas price per produced therm was 38.9 pence as short term prices rose sharply. Average international gas prices were 21.4 pence per produced therm reflecting the benefit of new production into high value markets and higher international commodity prices.

The exploration charge of GBP80 million is GBP21 million higher reflecting the planned increase in exploration activities across the Group.

Capital investment of GBP290 million included expenditure in the UK (GBP85 million), Egypt (GBP34 million) and Mauritania (GBP20 million).

                                   Full year

E&P operating profit increased by 63% to GBP1 942 million primarily due to the 10% increase in production volumes and higher prices, partially offset by a higher exploration charge.

The increase in production was primarily due to higher volumes from WDDM and increased liquids exports from the Karachaganak field in Kazakhstan.

Unit operating expenditure was up 20 pence to GBP2.21 ($4.04) per boe, principally due to the impact of higher upstream prices on input costs, tariffs and royalties.

Capital investment of GBP935 million includes expenditure of GBP277 million in the UK, including GBP81 million on the Buzzard field, and expenditure in WDDM in Egypt of GBP161 million.


                                  BG Group plc 6





                       Fourth quarter business highlights

In the fourth quarter, three discoveries were made in the UK (2) and Mauritania
(1).

On 2 December, BG Group reached agreement with ONGC to operate jointly three offshore deepwater exploration blocks on the east coast of India. Subject to agreeing farm-in arrangements and Government approval, BG Group and ONGC will each own a 50% participating interest in these blocks.

On December 8, BG Group signed concession agreements for the three blocks awarded in October's Libyan licensing round.

BG Group was successful in the 2005 Norwegian licensing round in December. The awards cover three licences in the North Tampen Area (northern North Sea) and one in the Haltenbanken Area (Norwegian Sea). BG Group will be operator in all of the licences.

On 19 January, BG Group acquired a 45% interest in, and operatorship of, deepwater Block 332, offshore Nigeria.

In 2005, BG Group completed 29 exploration and appraisal wells of which 14 have been successful. Discoveries were made in Canada (8), Egypt (1), Mauritania (2), Trinidad (1), and the UK (2).

Three discoveries made since the start of 2006: In the UK CNS (2) and in India
(1).


                                  BG Group plc 7




                               LIQUEFIED NATURAL GAS

                               Business Performance
  Fourth Quarter                                             Full Year
  2005     2004                                            2005     2004
  GBPm     GBPm                                            GBPm     GBPm

                         Revenue and other operating
   771      296   +160%  income                           1 631    1 098   +49%

                         Total operating profit
 ----------------------                                 -----------------------
    67       16   +319%  Shipping and marketing            111        51  +118%
    36       16   +125%  Liquefaction                      111        65   +71%
                         Business development and
   (24)     (11)  +118%  other costs                       (50)      (24) +108%
 ----------------------                                 -----------------------
    79       21   +276%                                    172        92   +87%

    66       56    +18%  Capital investment                422       417    +1%

Supplementary operating and financial data are given on page 33.


                                 Fourth quarter

Total operating profit was up GBP58 million reflecting significantly higher volumes and realisations in the shipping and marketing business and the positive impact of an expanded liquefaction business.

In shipping and marketing, total operating profit increased by GBP51 million to GBP67 million, primarily due to exceptionally high realisations and the new contracted supplies from Egypt.

BG Group's share of operating profit from liquefaction activities increased by GBP20 million to GBP36 million, principally due to higher margins at Atlantic LNG (ALNG) Train 1, the early start-up of exports from Egyptian LNG (ELNG) Trains 1 and 2 and the start-up of ALNG Train 4.

Increased business development and other costs include BG Group's activity in progressing opportunities in the USA, Nigeria and elsewhere.
Capital investment primarily relates to LNG vessels in construction due for delivery in 2006 and 2007.

                                   Full year

Total operating profit increased by GBP80 million to GBP172 million reflecting increased realisations achieved in the shipping and marketing business, including a total of 31 cargoes (2004 18 cargoes) re-directed to higher value markets, higher profits from ALNG and the contribution from ELNG following the early start-up of exports.

The increase in business development cost reflects the higher levels of activity across the segment including the development of the OK LNG project in Nigeria.

Capital investment of GBP422 million includes GBP245 million relating to LNG ships under construction, GBP29 million relating to the acquisition of the remaining 50% of Brindisi LNG SpA (Italy) and continuing investment at LNG projects in Egypt, Italy, Trinidad and the UK.


                                  BG Group plc 8





                       Fourth quarter business highlights

On 16 December, BG Group (28.89%) and partners announced the start-up of ALNG Train 4.

On 22 December, BG Group and the owners of the Elba Island regasification terminal announced plans for an expansion, increasing BG Group's vapourisation capacity rights from 446 mmscfd to 1.17 bcfd, with completion expected by 2012.

On 23 January, BG Group took delivery at Lake Charles of its first LNG cargo under its long-term contract with Nigeria LNG.

On 30 January, BG Group announced an MoU with Nigeria's Brass LNG to purchase 2 mtpa of LNG for 20 years on an ex-ship basis. Initial deliveries are likely to start during 2010 to Lake Charles and Elba Island but the contract allows for destination flexibility.


                                  BG Group plc 9





                         TRANSMISSION AND DISTRIBUTION

                            Business Performance
  Fourth Quarter                                             Full Year
  2005     2004                                           2005     2004
  GBPm     GBPm                                           GBPm     GBPm

                         Revenue and other operating
                         income
 -------- ------                                      --------  -------
   158      107    +48%  Comgas                            532      397    +34%
    32       34     -6%  MetroGAS                          164      150     +9%
    29       24    +21%  Other                             112       97    +15%
 -------- ------                                      --------  -------
   219      165    +33%                                    808      644    +25%

                         Total operating profit
 -------- ------                                      --------  -------
    37       26    +42%  Comgas                            147       96    +53%
     1        -      -   MetroGAS                           26       20    +30%
     7        5    +40%  Other                              38       32    +19%
 -------- ------                                      --------  -------
    45       31    +45%                                    211      148    +43%

    47       23   +104%  Capital investment                136       66   +106%



                                 Fourth quarter

T&D total operating profit increased by 45% to GBP45 million.

At Comgas, in Brazil, operating profit increased by GBP11 million to GBP37 million, primarily due to a 14% increase in volumes and a favourable Brazilian Real (BRL) exchange rate. As anticipated, operating profit included the net cost (GBP3 million) of passing back to customers the reduced gas costs experienced earlier in the year.

Capital investment mainly represents the development of the Comgas pipeline network.

In December 2005, GASA (the parent company of MetroGAS) reached agreement with its creditors for a comprehensive restructuring whereby creditors receive equity in exchange for debt in both MetroGAS and GASA. This agreement results in BG Group's equity interest in MetroGAS reducing to approximately 26%.

                                   Full year

Total operating profit rose by 43% (GBP63 million) to GBP211 million, reflecting a GBP51 million increase in operating profit reported by Comgas, due to 14% volume growth, stronger exchange rates and lower gas costs. The operating profit of Comgas included a net benefit from lower gas costs of GBP13 million which will be passed back to customers through lower tariffs in the future.

Gujarat Gas, in India, contributed GBP5 million to the increase in operating profit, driven by higher distribution volumes from the industrial and retail sectors.

                                  BG Group plc 10






                                POWER GENERATION

                              Business Performance
 Fourth  Quarter                                              Full Year
  2005     2004                                            2005     2004
  GBPm     GBPm                                            GBPm     GBPm

    59       55   +7%  Revenue and other operating          227      187   +21%
                       income

    35       34   +3%  Total operating profit               113      116    -3%

     -        2    -   Capital investment                     3        3     -



                          Fourth quarter and full year

The increase in revenue is primarily due to the pass through of gas costs. Operating profit for the quarter and full year is broadly in line with last year.

Operating profit includes insurance income relating to operating income lost following the failure of a steam turbine in June 2005, which continues to affect Seabank Power.

                                OTHER ACTIVITIES

                                   Full year

Other activities principally comprise corporate costs and business development expense. In the year, the net cost of other activities was GBP58 million compared to GBP32 million in the prior year. The increase is primarily attributable to additional industry insurance premiums.


                                  BG Group plc 11





--------------------------------------------------------------------------------

                     Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain disposals and re-measurements (see below) and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark to market of derivatives associated with this activity in 'Business Performance'.


Disposals and re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. Management considers that this presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.
BG Group has also separately identified profits and losses associated with the disposal of non-current assets as they are considered by management to be items which require separate disclosure in order to provide a clearer understanding of the results for the period.

For a reconciliation between the overall results and Business Performance and details of disposals and re-measurements, see the consolidated income statement, pages 14 to 15 and note 2 to the accounts, page 23.


Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. Management considers that this approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 24.


Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.


Net borrowings/funds

BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as management believes that this is an important liquidity measure for the Group.

--------------------------------------------------------------------------------


                                  BG Group plc 12






--------------------------------------------------------------------------------

                                   LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the revised 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2004. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as "Probable reserves", "Unbooked Resources", "Risked Exploration" and "total reserve/resource base" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street N.E., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by the SEC at http:/ /www.sec.gov.

--------------------------------------------------------------------------------


                                  BG Group plc 13





                         CONSOLIDATED INCOME STATEMENT
                                 FOURTH QUARTER
                          ------------------------------        -------------------------------------
                                         2005                                         2004
                            Busi-     Disposals    Total            Busi-          Disposals    Total
                             ness       and re-   Result             ness             and re   Result
                          Perfor-      measure-                   Perfor-           measure-
                          mance(i)        ments                 mance (i)              ments
                                    (Note 2)(i)                                  (Note 2)(i)

                  Notes      GBPm          GBPm     GBPm             GBPm               GBPm     GBPm

Group revenue
and other
operating
income            2, 3     2 098           (103)   1 995            1 161                  -    1 161
Operating
costs                     (1 314)             -   (1 314)            (773)                 -     (773)
Profits and
losses on
disposal of
non-current
assets and
impairments          2         -             17       17                -                  -        -
                          ------------------------------        -------------------------------------


Operating
profit/(loss)
before share
of results
from joint
ventures and
associates           3       784            (86)     698              388                  -      388
                          ------------------------------        -------------------------------------

Finance income       4        24              -       24                9                  -        9
Finance costs     2, 4       (24)             4      (20)             (21)                 -      (21)
Share of
post-tax
results from
joint ventures
and associates       3        41              -       41               33                  -       33
                          ------------------------------        -------------------------------------
Profit/(loss)
before tax                   825            (82)     743              409                  -      409
Taxation          2, 5      (327)            44     (283)            (171)                 -     (171)
                          ------------------------------        -------------------------------------
Profit for the
period                       498            (38)     460              238                  -      238
                          ------------------------------        -------------------------------------
Attributable to:

BG Group
shareholders
(earnings)                   504            (41)     463              236                  -      236
Minority
interest                      (6)             3       (3)               2                  -        2
                          ------------------------------        -------------------------------------
                             498            (38)     460              238                  -      238
                          ------------------------------        -------------------------------------

Earnings per
share - basic        6     14.2p          (1.2)p   13.0p             6.7p                  -     6.7p
Earnings per
share -
diluted              6     14.2p          (1.2)p   13.0p             6.7p                  -     6.7p
                          ------------------------------        -------------------------------------

-----------------------------------------------------------------------------------------------------
Total
operating
profit
including
share of
pre-tax
operating
results from
joint ventures
and
associates(ii)       3       858           (86)      772              435                  -      435
-----------------------------------------------------------------------------------------------------


i) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.
ii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.


                                  BG Group plc 14





                         CONSOLIDATED INCOME STATEMENT
                                   FULL YEAR
                          ------------------------------        -------------------------------------
                                         2005                                        2004
                            Busi-     Disposals    Total            Busi-          Disposals    Total
                             ness       and re-   Result             ness             and re   Result
                          Perfor-      measure-                   Perfor-           measure-
                          mance(i)        ments                 mance (i)              ments
                                    (Note 2)(i)                                  (Note 2)(i)

                  Notes      GBPm          GBPm     GBPm             GBPm               GBPm     GBPm

Group revenue
and other
operating
income            2, 3      5 664          (240)   5 424            4 063                  -    4 063
Operating
costs                      (3 526)            -   (3 526)          (2 743)                 -   (2 743)
                          ------------------------------        -------------------------------------
Profits and
losses on
disposal of
non-current
assets and
impairments          2          -           446      446                -                 87       87
                          ------------------------------        -------------------------------------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates           3      2 138           206    2 344            1 320                 87    1 407
                          ------------------------------        -------------------------------------
Finance income       4         75             -       75               42                  -       42
Finance costs     2, 4        (85)           15      (70)             (75)                 -      (75)
Share of
post-tax
results from
joint ventures
and associates       3        160             -      160              125                  -      125
                          ------------------------------        -------------------------------------
Profit/(loss)
before tax                  2 288           221    2 509            1 412                 87    1 499
Taxation          2, 5       (900)          (41)    (941)            (555)               (30)    (585)
                          ------------------------------        -------------------------------------
Profit/(loss)
for the period              1 388           180    1 568              857                 57      914
                          ------------------------------        -------------------------------------
Attributable to:

BG Group
shareholders
(earnings)                  1 357           171    1 528              829                 57      886
Minority
interest                       31             9       40               28                  -       28
                          ------------------------------        -------------------------------------
                            1 388           180    1 568              857                 57      914
                          ------------------------------        -------------------------------------

Earnings per
share - basic        6      38.3p          4.9p    43.2p            23.5p               1.6p    25.1p
Earnings per
share -
diluted              6      38.2p          4.8p    43.0p            23.4p               1.6p    25.0p
                          ------------------------------        -------------------------------------


------------------------------------------------------------------------------------------------------
Total
operating
profit
including
share of
pre-tax
operating
results from
joint ventures
and
associates(ii)       3      2 380           206    2 586            1 513                 87    1 600
-----------------------------------------------------------------------------------------------------

i) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.
ii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.


                                  BG Group plc 15






                           CONSOLIDATED BALANCE SHEET
                                 FOURTH QUARTER

--------------------------------------------------------------------------------
                                                                    As at
                                                              31 Dec    31 Dec
                                                                2005      2004
                                                                GBPm      GBPm
Assets
Non-current assets
Goodwill                                                         342       272
Other intangible assets                                          682       585
Property, plant and equipment                                  5 567     4 509
Investments                                                    1 124     1 050
Deferred tax assets                                               84        68
Trade and other receivables                                       52        46
Derivative financial instruments                                  84         -
--------------------------------------------------------------------------------
                                                               7 935     6 530
Current assets
Inventories                                                      185        99
Trade and other receivables                                    1 674     1 190
Commodity contracts and other derivative financial
instruments                                                       10         -
Cash and cash equivalents                                      1 516       340
--------------------------------------------------------------------------------
                                                               3 385     1 629
Assets classified as held for sale                                10       530
--------------------------------------------------------------------------------
Total assets                                                  11 330     8 689
--------------------------------------------------------------------------------

Liabilities
Current liabilities
Borrowings                                                       (71)     (577)
Trade and other payables                                     (1 308)      (976)
Current tax liabilities                                         (409)     (264)
Commodity contracts and other derivative financial
instruments                                                     (711)        -
--------------------------------------------------------------------------------
                                                              (2 499)   (1 817)
Non-current liabilities
Borrowings                                                    (1 224)     (762)
Trade and other payables                                         (68)      (89)
Derivative financial instruments                                  (2)        -
Deferred income tax liabilities                                 (733)     (907)
Retirement benefit obligations                                  (154)     (135)
Provisions for other liabilities and charges                    (367)     (325)
--------------------------------------------------------------------------------
                                                              (2 548)   (2 218)
Liabilities associated with assets classified as
held for sale                                                     (3)      (67)

--------------------------------------------------------------------------------
Total liabilities                                             (5 050)   (4 102)

--------------------------------------------------------------------------------
Net assets                                                     6 280     4 587
--------------------------------------------------------------------------------

Attributable to:
BG Group equity shareholders                                   6 182     4 567
Minority interests                                                98        20
--------------------------------------------------------------------------------
Total equity                                                   6 280     4 587
--------------------------------------------------------------------------------


                                  BG Group plc 16





                         STATEMENT OF CHANGES IN EQUITY
   Fourth Quarter                                                Full Year
 2005         2004                                           2005         2004
 GBPm         GBPm                                           GBPm         GBPm
                     Equity as at start of period

5 593        4 440   BG Group shareholders' funds           4 567        3 924
   48           16   Minority interest                         20           (9)
--------------------------------------------------------------------------------
5 641        4 456                                          4 587        3 915

    -            -   Effect of adoption of IAS 39            (238)           -
--------------------------------------------------------------------------------
5 641        4 456   Equity as at start of period           4 349        3 915

  460          238   Profit for the financial period        1 568          914
    6            5   Issue of shares                           34           13
  (39)          (1)  Purchase of own shares                   (43)          (1)
    9            2   Adjustment in respect of employee         20           11
                     share schemes
                     Tax in respect of employee share
   10            -    schemes                                  10            -
                     Derecognition of minority interest on
   55            -   disposal                                  55            -
    -            -   Dividends on ordinary shares            (142)        (127)
   (6)           -   Dividends paid to minority interest      (29)          (2)
                     Currency translation and hedge
  144         (113)  adjustments net of tax                   458         (136)
--------------------------------------------------------------------------------
                     Net changes in equity for the
  639          131   financial period                       1 931          672

                     Equity as at 31 December
6 182        4 567   BG Group shareholders' funds           6 182        4 567
   98           20   Minority interest                         98           20
--------------------------------------------------------------------------------
6 280        4 587                                          6 280        4 587
--------------------------------------------------------------------------------


                                  BG Group plc 17






                        CONSOLIDATED CASH FLOW STATEMENT

   Fourth Quarter                                                Full Year
 2005        2004                                             2005        2004
 GBPm        GBPm                                             GBPm        GBPm
                    Cash flows from operating
                    activities
  698         388   Profit from operations                   2 344       1 407
                    Depreciation of property, plant and
                    equipment and amortisation of
  142         116   intangible assets                          492         443
                    Fair value movements in commodity
  116           -   contracts                                  253           -
                    Profit and losses on disposal of
  (17)          -   non-current assets and impairments        (446)        (87)
                    Unsuccessful exploration expenditure
   38          29   written off                                 70          52
    7          23   (Decrease)/increase in provisions            7          21
    9           4   Share based payments                        20           8
                    Decrease/(increase) in working
 (290)       (125)  capital                                   (251)       (262)
--------------------------------------------------------------------------------
  703         435   Cash generated by operations             2 489       1 582

 (340)       (124)  Income taxes paid                         (883)       (387)
--------------------------------------------------------------------------------
                    Net cash inflow from operating
  363         311   activities                               1 606       1 195
--------------------------------------------------------------------------------

                    Cash flows from investing
                    activities
                    Dividends received from joint
   33          43   ventures and associates                     93          81
                    Proceeds from disposal of subsidiary
  (93)          -   undertakings and investments               (67)         32
                    Proceeds from disposal of property,
                    plant and equipment and intangible
    1          (1)  assets                                     950         142
                    Purchase of property, plant and
 (171)       (387)  equipment and intangible assets         (1 064)     (1 022)
                    Loans (to)/from joint ventures and
   59         (21)  associates                                  65          (4)
                    Purchase of subsidiary undertakings
  (26)        (22)  and investments(i)                         (39)       (364)
--------------------------------------------------------------------------------
                    Net cash (outflow) from investing
 (197)       (388)  activities                                 (62)     (1 135)
--------------------------------------------------------------------------------

                    Cash flows from financing
                    activities
    7          10   Net interest paid(ii)                      (11)        (12)
    -          (1)  Dividends paid                            (142)       (124)
   (6)         (1)  Dividends paid to minority                 (29)         (3)
                    Net increase/(decrease) in
   15          42   short-term borrowings                     (238)        167
                    Net increase/(decrease) in long-term
   23           8   borrowings                                  23         (68)
    6           5   Issue of shares                             34          13
  (33)          -   Purchase of own shares                     (37)          -
--------------------------------------------------------------------------------
                    Net cash inflow/(outflow) from
   12          63   financing activities                      (400)        (27)
--------------------------------------------------------------------------------
                    Net increase/(decrease) in cash and
  178         (14)  cash equivalents                         1 144          33

                    Cash and cash equivalents at
1 335         350   beginning of period                        340         313
                    Effect of foreign exchange rate
    3           4   changes                                     32          (6)
--------------------------------------------------------------------------------
                    Cash and cash equivalents at end of
1 516         340   period(iii)                              1 516         340
--------------------------------------------------------------------------------

i) Includes cash acquired of GBP18 million (2004 GBP10 million) on the purchase of a subsidiary undertaking.
ii) Includes capitalised interest for the fourth quarter of GBP11 million (2004 GBP5 million), and for the full year of GBP30 million (2004 GBP13 million).
iii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.


                                  BG Group plc 18





             RECONCILIATION OF NET BORROWINGS/FUNDS(i) - FULL YEAR

                                                                           GBPm
Net borrowings as at 31 December 2004(i) (ii)                             (999)
Adoption of IAS 39                                                          (6)
--------------------------------------------------------------------------------
                                                                        (1 005)

Net increase in cash and cash equivalents                                1 144
Cash outflow from changes in gross borrowings                              215
Inception of finance leases                                               (215)
Effect of disposals                                                        186
Foreign exchange and other re-measurements                                 (72)
--------------------------------------------------------------------------------
Net funds as at 31 December 2005(i) (ii)                                   253
--------------------------------------------------------------------------------



Net borrowings attributable to Comgas were GBP189 million (31 December 2004 GBP98 million).

As at 31 December 2005, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1.2 billion, including BG Group shareholder loans of approximately GBP500 million. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

i) Net borrowings/funds are defined on page 35.
ii) Net borrowings/funds comprise:

                                                                   As at
                                                             31 Dec     31 Dec
                                                               2005       2004
                                                               GBPm       GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                     1 516        340
Overdrafts, loans and finance leases                            (71)      (577)
Derivative financial instruments                                (50)(iii)    -
--------------------------------------------------------------------------------
                                                              1 395       (237)
Amounts receivable/(due) after more than one year
Loans and finance leases                                     (1 224)      (762)
Derivative financial instruments                                 82          -
--------------------------------------------------------------------------------
                                                             (1 142)      (762)
--------------------------------------------------------------------------------
Net funds/(borrowings)                                          253       (999)
--------------------------------------------------------------------------------

iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.


                                  BG Group plc 19







              RECONCILIATION OF NET BORROWINGS - FULL YEAR (Continued)


LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 31 December 2005.

The Group's principal borrowing entities are; BG Energy Holdings Limited, including wholly-owned subsidiary undertakings, the majority of whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a
$1.0 billion Eurocommercial Paper Programme, of which $965.2 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.452 billion was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.105 billion, of which $552 million matures in August 2006 and $553 million matures in April 2009. There are no restrictions on the application of funds under these facilities, which were undrawn.

BGEH is also lessee under a number of LNG ship charters which constitute finance leases. The total unutilised facility amounts under these finance leases amounted to $433 million, such amounts being available exclusively to fund the construction of certain LNG ships.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP621 million, of which GBP601 million was unutilised.

Comgas had committed borrowing facilities of BRL 1 242.5 million, of which BRL 441.1 million was unutilised and uncommitted borrowing facilities of BRL
574.9 million, of which BRL 381.5 million was unutilised.

Gujarat Gas Company Limited had committed borrowing facilities of Indian Rupees
(INR) 1 500 million, of which INR 780 million was unutilised.



                                  BG Group plc 20





Notes

1. Basis of preparation

These primary statements are the unaudited consolidated financial statements of BG Group plc for both the quarter ended and the year ended 31 December 2005. The financial information does not comprise statutory accounts within the meaning of
Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2004, as they provide an update of previously reported information.

From 1 January 2005, BG Group was required to prepare its consolidated financial statements in accordance with accounting standards adopted for use in the European Union. In the 2004 Annual Report and Accounts (pages 110 to 118) information was provided in order to provide clarity on the impact of International Financial Reporting Standards (IFRS) in advance of the publication of results under these standards. It included details of BG Group's principal accounting policies under IFRS and the adjustments required to restate comparative information for the year ended 31 December 2003 (including the transition balance sheet as at 1 January 2003) and the year ended 31 December 2004. The financial information set out in this statement has been prepared in accordance with the accounting policies under IFRS published on page 110 of the 2004 Annual Report and Accounts.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.


                                  BG Group plc 21





2.      Disposals and re-measurements
   Fourth Quarter                                                 Full Year
   2005     2004                                                2005      2004
   GBPm     GBPm                                                GBPm      GBPm

                  Revenue and other operating income -
    (103)   -(i)  re-measurements of commodity contracts        (240)      -(i)
                  Profits and losses on disposal of
      17      -   non-current assets and impairments             446        87
                  Finance costs - re-measurements of
       4    -(i)  financial instruments                           15       -(i)
      44      -   Taxation                                       (41)      (30)
      (3)     -   Minority interest                               (9)        -
--------------------------------------------------------------------------------
     (41)     -   Impact on earnings                             171        57
--------------------------------------------------------------------------------

i) BG Group adopted IAS 39 from 1 January 2005, figures for 2004 do not contain any non-cash re-measurements.


2005 fourth quarter and full year: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a charge of
GBP103 million for the quarter, GBP111 million of which represents non-cash mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. Re-measurements in respect of the above for the full year was a GBP224 million charge.


2005 fourth quarter and full year: Disposals of non-current assets

New Businesses
During the fourth quarter, management committed to withdraw from the non-core telecoms business. This resulted in a pre-tax charge to the income statement of GBP32 million in the quarter.

MetroGAS and Gasoducto Cruz Del Sur

During the fourth quarter of 2005 BG Group signed a Master Restructuring Agreement with the other shareholder and creditors of Gas Argentino (GASA), the parent company of MetroGAS. This agreement sets out the way in which the debt and equity of the company will be restructured, resulting in a reduction of BG Group's control over GASA (and therefore MetroGAS). This restructuring is due to complete in 2006, subject to Regulator approval. Having assessed the status of the transaction in the light of the requirements of IAS 27, BG Group believes it is appropriate to deconsolidate GASA and MetroGAS. This deconsolidation and reduction in economic interest has resulted in a gain on disposal of GBP56 million (representing the Group's share of net liabilities deconsolidated and including GBP6 million of currency translation gains released from the translation reserve). As at 31 December 2005 these companies are accounted for under the equity method and recognised at nil value in the Group's financial statements.

In the light of the MetroGAS restructuring described above, during the fourth quarter BG Group reviewed its planning assumptions associated with its investment in the Uruguayan pipeline business, Gasoducto Cruz Del Sur S.A.. Gas supply and demand uncertainties in Argentina and Uruguay, combined with the reduced presence of BG Group in Argentina and the reduced control of GASA, have meant that the value in use of this investment is lower than the carrying amount. Accordingly, an impairment charge of GBP8 million has been recognised.

North Caspian disposal

During the second quarter of 2005, BG Group completed the sale of its 16.67% interest in the North Caspian Sea PSA and received net pre-tax proceeds of approximately $1.8 billion realising a
GBP416 million pre-tax and GBP279 million post-tax profit on the sale.


                                  BG Group plc 22





2. Disposals and re-measurements (continued)

Other disposals

During the fourth quarter of 2005, BG Group disposed of its interest in a North Sea asset resulting in a gain of GBP1 million.

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing plc for cash proceeds of GBP26 million. No tax arose on the disposal.

2004 fourth quarter and full year: Disposals of non-current assets

Profits on disposal of non-current assets during the second quarter of 2004 included the disposal of
BG Group's interest in the Muturi Production Sharing Contract in Indonesia for GBP142 million realising a
GBP66 million pre-tax and GBP38 million post-tax profit on the sale.

During the second quarter, GBP1 million of pre- and post-tax expenditure was incurred relating to a prior year disposal.

During the first quarter of 2004, BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

2005 fourth quarter and full year: Finance costs

Re-measurements presented in finance costs relate primarily to the retranslation of MetroGAS US Dollar and Euro borrowings which cannot be designated as hedges under IAS 39. In addition there are re-measurement movements in respect of certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in subsidiaries.


                                 BG Group plc 23





3.      Segmental analysis
Group revenue and            Busi-     Disposals   Total   Busi-     Disposals    Total
other operating               ness       and re-            ness       and re-
income                     Perfor-      measure-         Perfor-      measure-
                             mance         ments           mance         ments
Fourth Quarter                2005          2005    2005    2004          2004     2004
                              GBPm          GBPm    GBPm    GBPm          GBPm     GBPm

Exploration
and Production               1 093          (118)    975     650             -      650
Liquefied
Natural Gas                    771            15     786     296             -      296
Transmission
and Distribution               219             -     219     165             -      165
Power Generation                59             -      59      55             -       55
Other activities                 5             -       5       2             -        2
Less: intra-group sales        (49)            -     (49)     (7)            -       (7)
----------------------------------------------------------------------------------------
                             2 098          (103)  1 995   1 161             -    1 161
----------------------------------------------------------------------------------------


Group revenue and            Busi-     Disposals   Total   Busi-     Disposals    Total
other operating               ness       and re-            ness       and re-
income                     Perfor-      measure-         Perfor-      measure-
                             mance         ments           mance         ments
Full Year                     2005          2005    2005    2004          2004    2004
                              GBPm          GBPm    GBPm    GBPm          GBPm    GBPm

Exploration
and Production               3 074          (239)  2 835   2 148             -   2 148
Liquefied
Natural Gas                  1 631            (1)  1 630   1 098             -   1 098
Transmission
and Distribution               808             -     808     644             -     644
Power Generation               227             -     227     187             -     187
Other activities                15             -      15       8             -       8
Less: intra-group sales        (91)            -     (91)    (22)            -     (22)
----------------------------------------------------------------------------------------
                             5 664          (240)  5 424   4 063             -   4 063
----------------------------------------------------------------------------------------



                                  BG Group plc 24






3.      Segmental analysis (continued)
                                           ------------                    ------------
Business        Before share      Share of    Including    Disposals and       Business
Performance       of results    results in     share of  re-measurements    Performance
                  from joint         joint results from             (ii)           (ii)
                ventures and  ventures and        joint
                  associates associates(i) ventures and
                                             associates

Fourth Quarter   2005   2004   2005   2004   2005   2004    2005    2004   2005    2004
                 GBPm   GBPm   GBPm   GBPm   GBPm   GBPm    GBPm    GBPm   GBPm    GBPm

Exploration
and Production    612    360      -      -    612    360     117       -    729     360
Liquefied
Natural Gas        58      5     36     16     94     21     (15)      -     79      21
Transmission
and Distribution   82     22     11      9     93     31     (48)      -     45      31
Power Generation    8     12     27     22     35     34       -       -     35      34
Other activities  (62)   (11)     -      -    (62)   (11)     32       -    (30)    (11)
----------------------------------------------------------------------------------------

Operating profit  698    388     74     47    772    435      86       -    858     435
----------------------------------------------------------------------------------------



                                            ------------                    ------------
Business        Before share      Share of     Including    Disposals and       Business
Performance       of results    results in      share of  re-measurements    Performance
                  from joint         joint  results from             (ii)           (ii)
                ventures and  ventures and         joint
                  associates associates(i)  ventures and
                                              associates
Full Year        2005   2004   2005   2004   2005   2004    2005    2004   2005    2004
                 GBPm   GBPm   GBPm   GBPm   GBPm   GBPm    GBPm    GBPm   GBPm    GBPm

Exploration
and Production  2 120  1 235      -      -   2 120 1 235    (178)    (46) 1 942   1 189

Liquefied
Natural Gas        60     46    111     65    171    111       1     (19)   172      92
Transmission
and Distribution  230    108     42     40    272    148     (61)      -    211     148
Power Generation   24     28     89     88    113    116       -       -    113     116
Other activities  (90)   (10)     -      -    (90)   (10)     32     (22)   (58)    (32)
----------------------------------------------------------------------------------------

Operating
profit          2 344  1 407    242    193  2 586  1 600    (206)    (87) 2 380   1 513

----------------------------------------------------------------------------------------




i) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP41 million (2004 GBP33 million), and for the full year is GBP160 million (2004 GBP125 million).

ii) Business Performance excludes certain disposals and re-measurements. See
    Note 2, page 22 and Presentation of Non-GAAP measures, page 12.


                                  BG Group plc 25





3.      Segmental analysis (continued)


Total Result              Operating profit   Share of results            Total
                           before share of  in joint ventures           Result
                        results from joint     and associates
                              ventures and
                                associates
Fourth Quarter             2005       2004      2005     2004   2005      2004
                           GBPm       GBPm      GBPm     GBPm   GBPm      GBPm

Exploration
and Production              612        360         -        -    612       360
Liquefied
Natural Gas                  58          5        28       13     86        18
Transmission
and Distribution             82         22         4        7     86        29
Power Generation              8         12         9       13     17        25
Other activities            (62)       (11)        -        -    (62)      (11)
--------------------------------------------------------------------------------
                            698        388        41       33    739       421

Net finance
income/(costs)                                                     4       (12)
Taxation                                                        (283)     (171)
--------------------------------------------------------------------------------
Profit for the
period                                                           460       238
--------------------------------------------------------------------------------




Total Result                Operating profit    Share of results         Total
                             before share of   in joint ventures        Result
                          results from joint      and associates
                                ventures and
                                  associates
Full Year                   2005        2004      2005      2004   2005   2004
                            GBPm        GBPm      GBPm      GBPm   GBPm   GBPm

Exploration
and Production             2 120       1 235         -         -  2 120  1 235

Liquefied
Natural Gas                   60          46        86        45    146     91
Transmission
and Distribution             230         108        26        24    256    132
Power Generation              24          28        48        56     72     84
Other activities             (90)        (10)        -         -    (90)   (10)
--------------------------------------------------------------------------------
                           2 344       1 407       160       125   2 504  1 532

Net finance
income/(costs)                                                         5    (33)
Taxation                                                            (941)  (585)
--------------------------------------------------------------------------------
Profit for the period                                              1 568    914
--------------------------------------------------------------------------------


                                  BG Group plc 26






4.      Net finance costs

   Fourth Quarter                                                  Full Year
   2005      2004                                               2005      2004
   GBPm      GBPm                                               GBPm      GBPm

    (23)      (20)  Interest payable                             (82)      (66)
                    Interest on obligations under finance
     (7)       (2)  leases                                       (19)      (10)
     11         5   Interest capitalised                          30        13
     (5)       (4)  Unwinding of discount on provisions(i)       (14)      (12)
      4         -   Disposals and re-measurements (Note 2)        15(ii)     -
--------------------------------------------------------------------------------
    (20)      (21)  Finance costs                                (70)      (75)
     24         9   Finance income                                75        42
--------------------------------------------------------------------------------
      4       (12)  Net finance income/(costs)(iii)                5       (33)
--------------------------------------------------------------------------------

i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.
ii) Re-measurements of financial instruments as at 31 December 2005 comprises income (GBP30 million) and costs (GBP15 million) presented net within finance costs.
iii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP13 million (2004 GBP8 million), and for the full year of GBP41 million (2004 GBP34 million).


5. Taxation

The taxation charge for the quarter before disposals and re-measurements was GBP327 million (2004 GBP171 million), and the taxation charge including disposals and re-measurements was GBP283 million (2004 GBP171 million).

For the full year, the taxation charge before disposals and re-measurements was GBP900 million (2004 GBP555 million). The taxation charge including disposals and re-measurements was GBP941 million (2004 GBP585 million), including GBP671 million (2004 GBP283 million) in respect of overseas tax.

The Group share of taxation from joint ventures and associates for the quarter was GBP20 million (2004 GBP6 million) and for the full year was GBP41 million (2004 GBP34 million).


                                  BG Group plc 27





6. Earnings per ordinary share

          Fourth Quarter                                        Full Year
        2005          2004                                 2005           2004
--------------------------------------------------------------------------------
GBPm   Pence  GBPm   Pence                        GBPm   Pence    GBPm   Pence
         per           per                                 per             per
       share         share                               share           share
--------------------------------------------------------------------------------

 463    13.0   236     6.7   Earnings            1 528    43.2     886    25.1

                             Re-measurements
                             (after tax and
  58     1.6     -       -   minority interest)    138     3.9       -       -

                             Profit and losses on
                             disposals and
                             impairments (after
 (17)   (0.4)    -       -   tax)                 (309)    (8.8)   (57)   (1.6)
--------------------------------------------------------------------------------
                             Earnings - excluding
                             disposals and
 504    14.2   236     6.7   re-measurements     1 357     38.3    829    23.5
--------------------------------------------------------------------------------


Basic earnings per share calculations in 2005 are based on shares in issue of 3 547 million for the quarter and 3 540 million for the year.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 565 million for the quarter and 3 557 million for the year, being the weighted average number of ordinary shares in issue during the year as adjusted for share options.


                                  BG Group plc 28





7. Capital investment - geographical analysis
       Fourth Quarter                                             Full Year
    2005          2004                                         2005       2004
    GBPm          GBPm                                         GBPm       GBPm

     120           104   Europe                                 447        247
      57            30   South America                          160        102
      42            77   Asia and the Middle East               194        302
      94            58   North America and the Caribbean        403        664
      95           240   Mediterranean Basin and Africa         312        579
--------------------------------------------------------------------------------
     408           509                                        1 516      1 894
--------------------------------------------------------------------------------



8. Quarterly information: earnings and earnings per share
                                             2005     2004   2005 pence     2004
                                             GBPm     GBPm                 pence

First quarter
  - including disposals and re-measurements   260      207          7.3      5.9
  - excluding disposals and re-measurements   270      187          7.6      5.3

Second quarter
  - including disposals and re-measurements   484      229         13.7      6.5
  - excluding disposals and re-measurements   275      192          7.8      5.4
Third quarter
  - including disposals and re-measurements   321      214          9.1      6.1
  - excluding disposals and re-measurements   308      214          8.7      6.1
Fourth quarter
  - including disposals and re-measurements   463      236         13.0      6.7
  - excluding disposals and re-measurements   504      236         14.2      6.7
--------------------------------------------------------------------------------
Full year
  - including disposals and re-measurements 1 528      886         43.2     25.1
  - excluding disposals and re-measurements 1 357      829         38.3     23.5
--------------------------------------------------------------------------------


                                  BG Group plc 29






9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP

Included within the Annual Report and Accounts for BG Group for the year ended 31 December 2004 is a reconciliation of the income statement from UK GAAP to IFRS for the years ended 31 December 2003 and 2004 and a reconciliation of equity at the transition date (1 January 2003), 31 December 2003, 31 December 2004 and 1 January 2005, the date of adoption of IAS 32 and IAS 39. This document also provides details of the impact of the adoption of IAS 32 and IAS 39 from 1 January 2005, details of the reconciling items, BG Group's principal accounting policies under IFRS and the exemptions taken by BG Group in accordance with IFRS 1 on transition to IFRS.

In order to comply with IFRS 1, in this preliminary statement BG Group is also presenting a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter and year ended 31 December 2004), together with the equity at the end of the comparable period (31 December 2004) as follows:


Reconciliation of earnings between UK GAAP and IFRS            Fourth     Full
                                                       Notes  Quarter     Year
                                                                 2004     2004
                                                                 GBPm     GBPm

Profit attributable to shareholders (earnings) under
UK GAAP                                                           249      904
Effect of transition to IFRS:
  Pensions                                                1        (1)      (6)
  Premier Power CCGT Project                              2         -       (3)
  Goodwill amortisation                                   3         4       16
  Regulatory current account                              4        (8)      (1)
  Share-based payments                                    5        (3)      (6)
  Tax                                                     6        (5)     (13)
  Profit on disposal of non-current assets                7         -       (5)
--------------------------------------------------------------------------------
Profit attributable to shareholders (earnings) under
IFRS                                                              236      886
--------------------------------------------------------------------------------


Reconciliation of equity between UK GAAP and IFRS                  31 December
                                                         Notes            2004
                                                                           GBPm

Total equity under UK GAAP                                               4 590
Effect of transition to IFRS:
Pensions                                                  1                (41)
Premier Power CCGT Project                                2                 15
Goodwill                                                  3                 33
Regulatory current account                                4                  -
Deferred tax                                              6                (81)
Dividends                                                 8                 74
Other                                                                       (3)
--------------------------------------------------------------------------------
Total equity under IFRS                                   4                587
--------------------------------------------------------------------------------

Notes

1. Pensions

Cumulative actuarial gains and losses in respect of the Group's pension and post-retirement benefit plans have been recognised in full on transition to IFRS (1 January 2003). Actuarial gains and losses arising from the transition date are recognised over the average remaining service lives of employees
(commonly referred to as the 'corridor' approach). The charge to operating costs in respect of


                                  BG Group plc 30






9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP (continued)

1. Pensions (continued)

pensions has increased by GBP2 million for the quarter ended 31 December 2004 (GBP7 million for the year ended 31 December 2004) compared to UK GAAP. The impact on earnings is a reduction of GBP1 million for the quarter ended 31 December 2004 (GBP6 million for the year ended 31 December 2004) compared to UK GAAP and the impact on net assets as at 31 December 2004 is a reduction of GBP41 million compared to UK GAAP.

2. Premier Power CCGT Project

In 2000, BG Group's  wholly-owned  subsidiary  Premier  Power  Limited  received
GBP168 million in consideration for the restructuring of power purchase agreements with Northern Ireland Electricity following agreement to construct a new CCGT power plant at Ballylumford. Under UK GAAP this amount was treated as deferred income and released over the life of the remaining power agreements, matched to the associated asset depreciation charge. Under IFRS the amount has been recognised as income in the year of receipt, along with the impairment of the property, plant and equipment associated with the original power plants. This has resulted in a reduction in operating profit for the quarter ended 31 December 2004 of GBP1 million (GBP4 million for the year ended 31 December 2004) and an increase in net assets as at 31 December 2004 of GBP15 million.

3. Goodwill amortisation

BG Group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 requires that goodwill arising from business combinations should not be amortised. Accordingly, the carrying value of goodwill as at 31 December 2004 is increased by GBP33 million and operating costs in respect of goodwill amortisation under UK GAAP for the quarter ended 31 December 2004 of GBP4 million, and for the year ended 31 December 2004 of GBP16 million, have been reversed. There is no tax impact.

4. Regulatory current account balances - Comgas

Comgas (BG Group's Brazilian gas distribution business) recognised balances under UK GAAP in respect of the pass-through of costs after formal approval of a revised tariff by the Comgas Regulator. These balances do not meet the criteria for recognition under current IFRS and accordingly have been de-recognised. This has resulted in an increase in operating costs for the quarter ended 31 December 2004 of GBP11 million and for the year ended 31 December 2004 of GBP1 million with a decrease in earnings for the quarter ended 31 December 2004 of GBP8 million (GBP1 million for the year ended 31 December 2004).

5. Share-based payments On adoption of IFRS 2, BG Group has recognised the cost of providing share-based payments to employees in the income statement over the relevant vesting period. The cost is based on the fair value of the options and shares allocated determined using a Black-Scholes option pricing model and a Monte Carlo projection model. This has resulted in a decrease in earnings for the quarter ended 31 December 2004 of GBP3 million and for the year ended 31 December 2004 of GBP6 million.

6. Deferred tax

On adoption of IAS 12, BG Group has recognised deferred tax liabilities in respect of unremitted earnings of overseas associates and jointly controlled entities and in respect of fixed assets held at fair value following a business combination. In addition, BG Group recognised deferred tax in an associate in respect of taxable temporary differences. The effective tax rate under IFRS is 40% for the quarter and the year ended 31 December 2004. The impact of these adjustments is an increase to the deferred tax provision as at 31 December 2004 of GBP81 million.

7. Profit on disposal of non-current assets

The adjustment to profit on disposal of non-current assets represents foreign currency losses previously recognised in equity which are recycled through the income statement on the disposal of the related assets in accordance with IAS 21.


                                  BG Group plc 31






9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP (continued)

8. Dividends

UK GAAP requires that any dividends proposed as at the balance sheet date should be recognised as a liability at that date. IAS 10 states that if an entity declares a dividend after the balance sheet date, the dividends should not be recognised as a liability at the balance sheet date. The liability reversed at 31 December 2004 was GBP74 million.


                                  BG Group plc 32






Supplementary information: Operating and financial data
                      Third
   Fourth Quarter   Quarter                                     Full Year
   2005      2004      2005                                   2005      2004

                              Production volumes (mmboe)
    5.5       5.8       4.6   - oil                           19.3      21.4
    7.8       7.8       5.8   - liquids                       29.7      25.6
   41.0      31.4      30.8   - gas                          134.8     119.8
-----------------------------                              -------------------
   54.3      45.0      41.2   - total                        183.8     166.8
-----------------------------                              -------------------

                              Production volumes (boepd in
                              thousands)
     60        63        50   - oil                             53        59
     85        85        63   - liquids                         82        70
    445       341       335   - gas                            369       327
-----------------------------                              -------------------
    590       489       448   - total                          504       456
-----------------------------                              -------------------

                              LNG cargoes (standard)
     12         9         9   - delivered to Lake Charles       39        62
     14        11        15   - delivered to Elba Island        50        40
     13         7         7   - re-marketed                     31        18
-----------------------------                              -------------------
     39        27        31   - total                          120       120
-----------------------------                              -------------------


GBP33.36  GBP24.70  GBP35.25  Average realised oil price  GBP30.60  GBP21.53
($58.55)  ($45.58)  ($63.02)  per barrel                   ($55.96)  ($39.24)


GBP26.87    GBP16.95    GBP26.98   Average realised liquids      GBP22.84    GBP14.21
($47.17)  ($31.28)  ($48.23)  price per barrel             ($41.77)  ($25.90)


                              Average realised UK gas
 38.89p    22.59p    20.10p   price per produced therm      27.30p    19.64p

                              Average realised
                              International gas price per
 21.43p    14.66p    17.92p   produced therm                17.27p    13.95p

                              Average realised gas price
 26.11p    17.55p    18.42p   per produced therm            20.15p    16.18p

GBP1.09   GBP0.99   GBP1.42   Lifting costs per boe(i)     GBP1.19   GBP1.03
 ($1.92)   ($1.83)   ($2.54)                                ($2.17)   ($1.88)

GBP2.19   GBP1.95   GBP2.56   Operating expenditure per    GBP2.21   GBP2.01
 ($3.85)   ($3.60)   ($4.57)  boe                           ($4.04)   ($3.66)

    188       205       166   Development expenditure (GBPm)     683       620

                              Gross exploration
                              expenditure (GBPm)
     89        92        34   - capitalised expenditure        225       262
     42        30        31   - other expenditure              111        74
-----------------------------                              -------------------
    131       122        65   - gross expenditure              336       336
-----------------------------                              -------------------

i) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

                                  BG Group plc 33





Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2006 by approximately GBP40 million to GBP50 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2006, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP120 million to GBP140 million.

Additional information: Exploration and Production - reserves/resource data


                                                        As at
                                               31 Dec          31 Dec
                                                 2005            2004
                                                mmboe           mmboe

Proved                                          2 184           2 147
Probable                                        1 236           1 470
Unbooked resources                              1 211             869
Risked exploration                              2 440           2 109
                                                ---------------------
Total reserve/resource base                     7 071           6 595
                                                ---------------------

Total additions and revisions to proved reserves during the year were 219 mmboe. This includes revisions due to new data and improved reservoir performance (172 mmboe), new developments and sales agreements (146 mmboe), a revision in the treatment of fuel gas (89 mmboe) and the net effect of increases in prices (188 mmboe decrease).

The company has for the first time included fuel gas of 89 mmboe in its proved reserves as permitted by SEC rules. In our view this facilitates a greater degree of comparability with BG Group's industry peer group.

Proved Reserve Replacement Rate (RRR):

The three/one year average proved reserve replacement rate is the total net proved reserves changes over the three/one year period including purchases and sales (excluding production) divided by the total net production for that period calculated at year end prices.

For information:

                                             3 year           1 year
Underlying performance(i)                      172%             174%
SEC data(ii)                                   152%             120%


Finding & Development Cost (F&D):

The three year average unit finding & development cost is calculated by dividing the total exploration, development and unproved acquisition costs incurred over the period by the total changes in net proved reserves (excluding purchases, sales and production) for that period at year end.


For information:

                                             3 year             1 year
Underlying performance(i)                 $6.23/boe          $5.86/boe
SEC data(ii)                              $7.07/boe          $8.50/boe

(i) Underlying performance includes reserves revisions and new developments but excludes fuel gas and is calculated at constant prices.
(ii) SEC data includes all reserves revisions and includes fuel gas and is calculated at year end prices.

                                  BG Group plc 34






--------------------------------------------------------------------------------
Definitions
In these results:

bcf          billion cubic feet
bcfd         billion cubic feet per day
bcmpa        billion cubic metres per annum
boe          barrels of oil equivalent
boed         barrels of oil equivalent per day
bopd         barrels of oil per day
CCGT         combined cycle gas turbine
DCQ          daily contracted quantity
E&P          Exploration and Production
EPC          engineering, procurement and construction
EPIC         engineering, procurement, installation and commissioning
FEED         front end engineering design
FERC         Federal Energy Regulatory Commission
GW           gigawatt
IAS 39       International Accounting Standard 39 (Financial Instruments)
IFRS         International Financial Reporting Standards
LNG          Liquefied Natural Gas
m            million
mmboe        million barrels of oil equivalent
mmbtu        million british thermal units
mmcfd        million cubic feet per day
mmcmd        million cubic metres per day
mmscfd       million standard cubic feet per day
mmscm        million standard cubic metres
mmscmd       million standard cubic metres per day
MoU          Memorandum of understanding
mtpa         million tonnes per annum
MW           megawatt
Net          Comprise cash, current asset investments, finance leases, currency borrowings/  and interest rate derivative financial instruments and short- and
funds        long-term borrowings
NGL          Natural gas liquids
PSA          production sharing agreement
Standard     2 750 000 mmbtu
Cargo
T&D          Transmission and Distribution
Total        Group operating profit plus share of pre-tax operating results of
operating    joint ventures and associates
profit
UKCS         United Kingdom Continental Shelf
UKCNS        United Kingdom central North Sea

--------------------------------------------------------------------------------


                                  BG Group plc 35



Enquiries

Enquiries relating to BG Group's            General enquiries about shareholder
results, business and financial position    matters should be made to:
should be made to:

Investor Relations Department               Lloyds TSB Registrars
BG Group plc                                The Causeway
Thames Valley Park Drive                    Worthing
Reading                                     West Sussex
Berkshire                                   BN99 6DA
RG6 1PT

Tel: 0118 929 3025 Tel: 0870 600 3951
e-mail: invrel@bg-group.com e-mail: bg@lloydstsb-registrars.co.uk



Financial Calendar

Ex-dividend date for 2005 final dividend    29 March 2006

Record date for 2005 final dividend         31 March 2006

Announcement of 2006 first quarter results  3 May 2006

Payment of 2005 final dividend:

Shareholders                                12 May 2006

American depositary receipt holders         19 May 2006





                     BG Group plc website: www.bg-group.com

                               Registered office
                   Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 09 February, 2006                       By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary